Media release

Basel, 9 April 2002

Roche publishes Group 10th safety and environmental protection report – S&E efforts paying off

Roche Basel's new chilled water distribution system improves energy efficiency

Today, Roche is holding a media conference to announce publication of its 10th comprehensive Group Report on *Safety and Environmental Protection at Roche*. Each year since 1992, Roche has published detailed performance figures on health and safety, energy, water and chemicals consumption, air and water emissions, and wastes. Over this period the Group has continuously improved its S&E reporting. A range of indicators is used to calculate the Group's Eco-Efficiency Rate (EER), developed by Roche as a measure of overall environmental performance.

From 1992 to 2001 the EER improved by a factor of 6, from 0.82 to 5.12, with chemical waste reduced by one-fifth in absolute terms and by more than half relative to sales. There was also a marked reduction in inorganic emissions, which in absolute terms are now only 50% of the 1992 levels and 10% of the 1992 percentage of sales figure. Finally, energy consumption and CO_2 emissions went down by about half as a percentage of sales but rose around 20% in absolute terms as a result of a 50% increase of production output. Roche's total safety and environmental protection expenditure in the last ten years amounts to 5.5 billion Swiss francs.

The emphasis in the 2001 report is on comprehensive reporting of environmental performance and the impact of chemicals on the environment. In 2001 Roche further improved its emissions to surface waters, energy consumption, organic emissions into the atmosphere and waste management. The Group's occupational health and safety performance also improved further. Expenditure on safety and environmental protection in 2001 amounted to 550 million Swiss francs, or around 2% of consolidated sales. 750 full-time employees were responsible for S&E at Group companies.

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Presenting the report, Hans Künzi, Head of Corporate Safety and Environmental Protection, said, "Roche sees safety and environmental protection as an integral part of its activities. All employees are expected to contribute actively to further reducing resource consumption, negative environmental impacts and accidents. This is best achieved by teamwork and close interdepartmental cooperation. The Group Report, which we are publishing this year for the tenth time, shows trends and developments and enables us to define objectives."

Like other Group sites, Roche Basel publishes its own S&E report. The motto for 2001, *Safety begins in your head,* underscores Roche's conviction that high S&E standards can be achieved only with the support and cooperation of all employees. Last year around half of Roche Basel's 5000 employees attended safety and environmental protection training courses. Roche Basel's main successes over the last ten years have been a 75% reduction of industrial and chemical wastewater and a reduction in atmospheric emissions of volatile organic compounds.

A prime example of innovative environmental protection at Roche is the new chilled water distribution system at Roche Basel that is being shown to the media today. Roche decided to replace its old chilled water facilities with a modern distribution network modelled on municipal district cooling and heating systems, with centralised generation plants supplying chilled water to the whole Basel site. The new system uses 25% less energy than the old facilities. The 1000 megawatt hours saved are equivalent to the yearly power requirements of a village with a population of 500. The system also uses ammonia, eliminating 3,5 metric tons of CFCs, compounds that contribute to depletion of the earth's ozone layer. Last but not least, the new system meant that the old roof-mounted cooling towers on research buildings could be dismantled, resulting in substantial noise reduction. The total cost of the chilled water system was 8 million Swiss francs.

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address needs for the prevention, diagnosis and treatment of disease, enhancing people's well-being and quality of life.

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ROCHE HOLDING 82-3315

Media Release

Roche

Basel, 9 April 2002

Strengthening of Roche's presence in transplantation medicine

Roche signs agreement to co-develop Isotechnika's novel transplantation drug

Roche announced today that it has signed an agreement with Isotechnika, a company based in Edmonton, Canada, for the global co-development of Isotechnika's innovative transplantation medicine $ISA_{TX}247$.

$ISA_{TX}247$, a novel calcineurin inhibitor in early Phase II clinical development, is a immunosuppressive therapy in organ transplantation and in the treatment of auto-immune diseases. Early studies indicate that $ISA_{TX}247$ is considerably more potent and significantly less toxic compared to other immunosuppressants in this class, such as cyclosporin A. This compelling combination of reduced toxicity and improved potency will provide patients with a major therapeutic benefit over existing calcineurin based treatments.

Under the terms of the agreement:

- Roche will make up-front and milestone payments to Isotechnika. Assuming all development milestones are achieved, Isotechnika has the potential to receive up to 215 million US dollars;
- Roche will pay Isotechnika a percentage of gross profits;
- In addition, Roche will contribute 70% of the development cost of this drug;
- Roche has exclusive world-wide marketing rights to $ISA_{TX}247$.

A joint decision-making governance structure has been established with equal representation from both organizations to oversee and guide the future development of $ISA_{TX}247$.

"Our strategy is to in-license interesting compounds that complement our product portfolio.

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Roche is already a major player in the area of transplantation therapies and $ISA_{TX}247$ has the potential to significantly strengthen our position in this important field." stated William M. Burns, Head of Roche's Pharmaceuticals Division.

"To achieve this landmark drug development partnership in the current climate is a clear validation and endorsement of Isotechnika's drug development program, proprietary technology and business strategy for $ISA_{TX}247$", states Dr. Robert Foster, Chairman & CEO of Isotechnika. "Our exciting new partnership with Roche provides critical peer recognition of the enormous potential of $ISA_{TX}247$ to become a leading global immunosuppressive therapy in organ transplantation and in the treatment for auto-immune diseases. "

Roche in Transplantation

Roche is strongly committed to improving the long-term outcomes of transplantation and enhancing the quality of life of transplant recipients. Roche has developed three innovative therapies that improve graft and post-transplant health: Zenapax prevents the acute rejection of the newly transplanted organ, CellCept, the largest selling branded immunosuppressive in North America, offers both physicians and patients the possibility of an effective long term immunosuppressive regimen with low toxicity, and Cymevene/Cytovene/Valcyte has been developed for the prevention and treatment of cytomegalovirus, a dangerours viral infection associated with transplantation. In addition, Roche supports basic research in transplantation with it's funding of the independent Roche Organ Transplantation Research Fund (ROTRF), which directly supports innovative research projects attracting new researchers with innovative and novel scientific ideas to meet unmet medical needs in solid organ transplantation.

Roche's transplantation portfolio generated total sales of 1.118 billion Swiss Francs in 2001, which represents a 35% increase over the previous year.

About Isotechnika

Isotechnika Inc. is an international life sciences company headquartered in Edmonton, Alberta with additional operations in Arizona. The company is focused on the development of immunosuppressive therapeutic drugs for use in organ transplant patients and in the treatment of autoimmune diseases. Its founders and scientific team have developed a novel, multi-platform drug, ISATX247, which has progressed through discovery, pre-clinical and Phase 1 human clinical trials in less than five years. $ISA_{TX}247$ is currently undergoing Phase 2 human clinical trials in renal transplantation and psoriasis and has the potential to become the market leader in immunosuppressant therapy; an established market for drugs of this class is in excess of 2.2 billion

US dollars per year globally. Isotechnika Inc. is a TSE 300 index company publicly traded under the symbol ISA. More information on Isotechnika can be found at www.isotechnika.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well being and quality of life.